SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C. 20549




                    SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                 (AMENDMENT NO. 1)*

          TAITRON COMPONENTS INCORPORATED
-----------------------------------------------------
                 (Name of Issuer)

  CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

-----------------------------------------------------
          (Title of Class of Securities)

                    874028 10 3
               --------------------
                  (CUSIP Number)
                  -------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                        Page 1 of 5 Pages

CUSIP No. 874028 10 3       13G             Page  2   of   5   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stewart Wang

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [   ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

5    SOLE VOTING POWER
      793,612**

NUMBER OF         6    SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH     7    SOLE DISPOSITIVE POWER
REPORTING              793,612**
PERSON WITH
                  8    SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     793,612**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      14.0%

12   TYPE OF REPORTING PERSON*

     in

             *SEE INSTRUCTION BEFORE FILLING OUT!

     **     Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock (which carries 10 votes per share) owned by Mr. Wang.

                      Page 2 of 5 Pages

ITEM 1(A).     NAME OF ISSUER:

               Taitron Components Incorporated

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               25202 Anza Drive
               Santa Clarita, California 91355

ITEM 2(A).     NAME OF PERSON FILING:

               Stewart Wang

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Principal Business Office:
               25202 Anza Drive
               Santa Clarita, California 91355

ITEM 2(C).     CITIZENSHIP:

               United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.001 per share

ITEM 2(E).     CUSIP NUMBER:

               874028 10 3


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
          OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

                        Page 3 of 5 Pages

ITEM 4.   OWNERSHIP.

ITEM 4(A)      AMOUNT BENEFICIALLY OWNED:

               793,612*

ITEM 4(B)      PERCENT OF CLASS:

               14.0%

ITEM 4(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         ITEM 4(I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                      793,612*

         ITEM 4(II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                      0

         ITEM 4(III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                      OF:

                      793,612*

         ITEM 4(IV)   SHARE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                      OF:

                      0

* Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang and 31,000 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable. The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

                       Page 4 of 5 Pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
          OF ANOTHER PERSON.

          Not Applicable


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
          THE PARENT HOLDING COMPANY.

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable


ITEM 10.  CERTIFICATION.

          Not Applicable



                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                      February 11, 1998
      ------------------------------------------------------
                           (Date)


                       /s/ Stewart Wang
      ------------------------------------------------------
                          (Signature)


                          Stewart Wang
       ------------------------------------------------------
                          (Name/Title)

                        Page 5 of 5 Pages